Exhibit 99.2

Dated

Elan Corporation, plc.

and

DEED OF INDEMNITY

1

THIS DEED OF INDEMNITY is made on

BETWEEN

(1)	ELAN CORPORATION, plc having its registered office at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (the "Company"), and

(2)	(the "Indemnitee").

WHEREAS

(A)	The Indemnitee is [ ].

(B)
Both the Company and the Indemnitee recognise the increased risk of litigation and other claims being asserted against directors, officers and employees of companies in various jurisdictions at a time when it has become increasingly difficult to obtain adequate insurance coverage at reasonable cost.

(C)
In recognition of the Indemnitee's need for substantial protection against personal liability and in order to enhance the Indemnitee's service to the Company in an effective manner, the Company wishes to provide in this Deed for the Indemnification of, and the advancing of expenses to, the Indemnitee to the extent permitted by law and as set forth in this Deed.

(D)	In order to induce the Indemnitee to serve, or continue to serve, as a [ ] of the Company, the Company has entered into this Deed with the Indemnitee.

IT IS HEREBY AGREED AS FOLLOWS:

1.	Interpretation

In this Deed, unless the context otherwise requires, the following terms shall have the following meanings:

(a)
"Indemnification Event" means any threatened, pending, current or completed action, suit or proceeding or any appeal therefrom, or any inquiry, investigation or inspection whether civil, criminal, administrative, investigative or otherwise ("Claims") in relation to which the Indemnitee was, is or becomes a party, witness or other participant, or is threatened to be made a party, witness or other participant by reason of (or arising in part out of) the fact that the Indemnitee is or was at any time a director, officer, employee, trustee or agent of the Company or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee or agent of another company, corporation, participation, joint venture, trust, employee benefit plan or other enterprise, or by reason of anything done or not done by the Indemnitee in any such capacity, including but not limited to Claims against or otherwise involving the Indemnitee in any such capacity arising out of or as a result of any offering (whether by public offer or private placement and whether or not involving a listing or quotation on any stock exchange) for subscription and/or purchase of any shares in the capital of the Company and/or American depositary shares representing shares in the capital of the Company or any offering of securities of the Company, or, in any such case, any subsidiary of the Company, and any prospectus, placing memorandum, advertisement, notice, circular or other document issued or filed in connection therewith and any agreement, contract or arrangement entered into in connection therewith.

(b)
"Expenses" means any and all expenses (including legal fees), costs, and obligations paid or incurred by the Indemnitee in connection with any Indemnification Event other than any Indemnification Event commenced or instituted by or in the right of the Company.

(c)
"Liabilities" means any and all damages, judgments, awards, fines, penalties, lodgments, amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgements, awards, fines, penalties or amounts paid in settlement), given or made against or incurred by the Indemnitee in connection with any Indemnification Event other than any Indemnification Event commenced or instituted by or in the right of the Company.

2.	Warranty

The Company warrants by its execution hereof that it has power to enter into and has duly authorised the execution and delivery of this Indemnity and that its obligations hereunder constitute its legal, valid and binding obligations enforceable against it in accordance with the terms hereof.

3.	Obligations of the Company

(a)
The Company hereby agrees to indemnify the Indemnitee to the extent permitted by law against any and all Expenses and Liabilities; provided however that the foregoing obligation of the Company shall not apply to

(i)
an Indemnification Event that was commenced or instituted by the Indemnitee without the prior approval of the board of directors of the Company or of any of its subsidiaries or any committee of any such board or any other persons to whom authority to grant such approval may have been delegated by such board from time to time; or

(ii)	any claim or action giving rise to an Indemnification Event which is settled in any manner by the Indemnitee other than in accordance with the provisions of Clause 9 of this Deed; or

(iii)
any Indemnification Event based upon, arising directly or indirectly out or as a result of or otherwise attributable to any dishonest or fraudulent act or omission or wilful misconduct by or on the part of the Indemnitee.

(b)           The Company hereby agrees that it shall use all reasonable endeavours to obtain and maintain in effect liability insurance which may cover any liability arising from any Indemnification Event. If at the time of the receipt by the Company of a notice of an Indemnification Event the Company has such liability insurance in effect, the Company shall give prompt notice to the insurers of such Indemnification Event in accordance with the procedures set forth in the relevant policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay on behalf of the Indemnitee, all amounts payable in accordance with the terms of such policies.

(c)
The Company acknowledges that the Indemnitee is entitled to rely in good faith on the records of the Company and any advice obtained by experts selected with reasonable case in the exercise of his duties as an officer of the Company, and any such reliance shall be taken into account by the Company in the performance of its obligations hereunder in the event of the occurrence of an Indemnification Event.

4.	Partial Indemnification

If the Indemnitee is entitled under any provision of this Deed to indemnification by the Company for some of the Expenses and Liabilities arising from an Indemnification Event but not, however, for the total amount thereof, the Company shall nevertheless indemnify the Indemnitee for the portion thereof to which the Indemnitee is entitled.

5.	Change of Law or Governing Documents

(a)
In the event of any change in applicable law, statute or rule which restricts the right of the Company to indemnify a person serving in a capacity referred to in Recital A of this Deed, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Deed, shall have no effect on this Deed or the parties' rights and obligations hereunder.

(b)
The indemnification provided by this Deed shall not be deemed exclusive of any rights to which the Indemnitee may be entitled under the Company's memorandum or articles of association, any agreement, any vote of shareholders or of its board of directors or any laws or regulations in effect now or in the future.

6.	Joint Liability

If the indemnification provided for herein is unavailable and may not be paid to the Indemnitee because such indemnification is not permitted by law, then in respect of any threatened, pending, current or completed action, suit or proceeding in which the Company or any of its subsidiaries is jointly liable with the Indemnitee, the Company shall contribute, to the full extent permitted by law, to the amount of any Expenses and Liabilities, in such proportion as is appropriate to reflect:

(a)	the relative benefits received by the Company or its subsidiaries on the one hand and the Indemnitee on the other hand from the transaction from which such action, suit or proceeding arose, and

(b)
the relative fault of the Company or its subsidiaries on the one hand and of the Indemnitee on the other in connection with the events which resulted in such Expenses and Liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and the Indemnitee on the other shall be determined by reference to, among other things, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent the circumstances resulting in such Expenses and Liabilities.

7.	Duration

All obligations of the Company contained herein shall continue during the period the Indemnitee serves in a capacity referred to in Clause A hereof and shall continue thereafter so long as the Indemnitee shall be subject to any possible claim relating to an Indemnification Event.

8.	Notification

Promptly after becoming aware that any action or event is or may become an Indemnification Event the Indemnitee shall notify the Company of same, but the omission so to notify the Company shall not relieve the Company from any obligation it may have under this Deed.

9.	Consent of the Company to Settlement

The Indemnitee shall not settle any claim or action in any manner which would impose on the Company any penalty, constraint, or obligation to hold harmless or indemnify the Indemnitee pursuant to this Deed without the Company's prior written consent, which consent shall not be unreasonably withheld.

10.	Assumption of Defence

If any Indemnification Event is commenced against the Indemnitee, the Company shall be entitled to participate therein at its own expense and, to the extent that it may wish, shall be entitled, by giving notice to the Indemnitee of its election to do so, to assume the defence thereof with legal advisers chosen by it. After notice from the Company to the Indemnitee of its election to assume the defence of any such Indemnification Event the Company shall not be liable to indemnify the Indemnitee under this Deed for any legal or other Expenses subsequently incurred by the Indemnitee in connection with the defence thereof other than reasonable costs of the investigation, travel and accommodation expenses arising out of or in relation to the Indemnitee's participation in such Indemnification Event. The Indemnitee shall have the right to employ the Indemnitee's own legal advisers in such claim but the fees and expenses of such legal advisers incurred after notice from the Company to the Indemnitee of its assumption of the defence thereof shall be at the expense of the Indemnitee unless:

(i)	otherwise authorised by the Company; or

(ii)
the Company shall have reasonably concluded, and so notified the Indemnitee, that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defence of such claim; and

(iii)	the Company shall not, within a reasonable time after giving notice to the Indemnitee, have employed legal advisers to assume the defence of such claim,

in which cases the fees and expenses of the Indemnitee's legal advisers shall be at the expense of the Company.

11.	Assistance and Co-operation in the event of loss

The Indemnitee agrees to provide the Company with such information, assistance and co-operation as the Company, its subsidiaries, agents, underwriters or advisers may reasonably request in relation to any Indemnification Event.

12.	Saver for Rights of the Company

The indemnities given by the Company herein shall be without prejudice to and shall not affect any liability which the Indemnitee may at any time have to the Company in respect of any matter whatsoever.

13.	Amendments

No supplement, modification or amendment of this Deed, other than pursuant to Clause 5 hereof, shall be binding unless executed in writing by both of the parties hereto.

14.	Waiver

No waiver of any of the provisions of this Deed shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

15.	Subrogation

In the event of payment under this Deed, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure and enforce such rights.

16.	Power of Attorney

The Indemnitee hereby irrevocably appoints the Company as his attorney and agent, in his name or otherwise and on his behalf to execute and do all such documents, acts and things which he ought to execute or do under the provisions of this Deed and generally in his name and on his behalf to exercise all or any of the powers, authorities and discretions conferred on the Company by or pursuant to this Deed, including to act on his behalf in relation to any insurance policy or other cover from time to time maintained by or at the cost of the Company for its directors or officers in respect of any Expenses and Liabilities. Any document to be executed under this power may be executed by any officer or employee of the Company.

17.	Interim Payments

(a)
The Company shall to the extent permitted by law advance all Expenses incurred by the Indemnitee. The advances to be made hereunder shall be paid by the Company to the Indemnitee as soon as practicable but in any event no later than five days after written demand by the Indemnitee therefor to the Company.

 (b)  In the event that it is finally established that the Company has no liability to indemnify the Indemnitee under this Deed, the Indemnitee hereby agrees to repay to the Company on demand all sums previously paid to or on behalf of the Indemnitee under provisions of this Deed.

18.	Other Payments

The Company shall not be liable under this Deed to make any payment in connection with any claim made against the Indemnitee to the extent that the Indemnitee has otherwise actually received payment (under any insurance policy, any provision of the memorandum or articles of association of the Company or otherwise) of the amounts otherwise indemnifiable hereunder.

19.	Successors and Assigns

This Deed shall enure to the benefit of and be binding upon the parties hereto and their respective successors, personal representatives and lawful assigns.

20.	Severability

In the event that any of the provisions of this Deed are held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain valid and enforceable to the full extent permitted by law and the illegality, invalidity or unenforceability of any provision of this Deed under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction.

21.	Section 200 of Companies Act, 1963

The provisions of this Deed shall only have effect insofar as they are not contrary to or in violation of the laws of Ireland and in particular (to the extent applicable) section 200 of the Companies Act, 1963.

22.	Counterparts

This Indemnity may be executed in any number of counterparts, and by the parties on separate counterparts, each of which shall constitute an original, but all the counterparts shall together constitute but one and the same instrument.

23.	Governing Law

This Deed shall be governed by, construed and enforced in accordance with, the laws of Ireland.

IN WITNESS WHEREOF this Deed has been entered into the day and year first above written.

PRESENT when the Common Seal of
Elan Corporation, plc. was affixed hereto:

SIGNED SEALED AND DELIVERED

By

in the presence of: